UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. - - )*

                               Global Sports, Inc.
                                (Name of Company)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    37937A107
                                 (CUSIP Number)

                               James J. Woods, Jr.
                     Interactive Technology Holdings, L.L.C.
                       c/o Connolly Bove Lodge & Hutz LLP
                               1220 Market Street
                                  P.O. Box 2207
                              Wilmington, DE 19899
                                  302-658-9141
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  37937A107
--------------------------------------------------------------------------------

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Interactive Technology Holdings, L.L.C.
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds                              AF
--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------
Number of          7.    Sole Voting Power             -0-
Shares         -----------------------------------------------------------------
Beneficially       8.    Shared Voting Power           11,445,046
Owned by       -----------------------------------------------------------------
Each               9.    Sole Dispositive Power        -0-
Reporting      -----------------------------------------------------------------
Person With       10.    Shared Dispositive Power      3,420,000
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          11,445,046
--------------------------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)               45.6%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person                                         OO
--------------------------------------------------------------------------------

CUSIP No.  37937A107
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          QK Holdings, Inc.
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ X ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds                                AF
--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization           Delaware
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power               -0-
Shares         -----------------------------------------------------------------
Beneficially        8.   Shared Voting Power             11,445,046
Owned by       -----------------------------------------------------------------
Each                9.   Sole Dispositive Power          -0-
Reporting      -----------------------------------------------------------------
Person With        10.   Shared Dispositive Power        3,420,000
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          11,445,046
--------------------------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)               45.6%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person                                         CO
--------------------------------------------------------------------------------

CUSIP No.  37937A107
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Comcast Corporation
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ X ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds                                WC
--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization           Pennsylvania
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power               -0-
Shares         -----------------------------------------------------------------
Beneficially        8.   Shared Voting Power             11,445,046
Owned by       -----------------------------------------------------------------
Each                9.   Sole Dispositive Power          -0-
Reporting      -----------------------------------------------------------------
Person With        10.   Shared Dispositive Power        3,420,000
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          11,445,046
--------------------------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)               45.6%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person                                            CO
--------------------------------------------------------------------------------

CUSIP No.  37937A107
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          QVC, Inc.
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds                                WC
--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power               -0-
Shares         -----------------------------------------------------------------
Beneficially        8.   Shared Voting Power             11,445,046
Owned by       -----------------------------------------------------------------
Each                9.   Sole Dispositive Power          -0-
Reporting      -----------------------------------------------------------------
Person With        10.   Shared Dispositive Power        3,420,000
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          11,445,046
--------------------------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)               45.6%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person                                         CO
--------------------------------------------------------------------------------

CUSIP No.  37937A107
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Comcast Programming Holdings, Inc.
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ X ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds                              AF
--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power             -0-
Shares         -----------------------------------------------------------------
Beneficially        8.   Shared Voting Power           11,445,046
Owned by       -----------------------------------------------------------------
Each                9.   Sole Dispositive Power        -0-
Reporting      -----------------------------------------------------------------
Person With        10.   Shared Dispositive Power      3,420,000
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          11,445,046
--------------------------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)               45.6%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person                                         CO
--------------------------------------------------------------------------------

CUSIP No.  37937A107
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Comcast QVC, Inc.
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ X ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds                                   AF
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization              Delaware
--------------------------------------------------------------------------------
Number of             7. Sole Voting Power                  -0-
Shares
Beneficially          8. Shared Voting Power                11,445,046
Owned by
Each                  9. Sole Dispositive Power             -0-
Reporting
Person With          10. Shared Dispositive Power           3,420,000
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          11,445,046
--------------------------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)               45.6%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person                                            CO
--------------------------------------------------------------------------------

Item 1.  Security and Company.

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Global Sports, Inc. (the "Company"), including shares of Common Stock issuable upon exercise of the warrants, purchased by Interactive Technology Holdings, L.L.C. The Company is a Delaware corporation, and its principal executive office is 1075 First Avenue, King of Prussia, Pennsylvania 19406.


Item 2.  Identity and Background.

         This statement is being filed jointly by the following persons (hereinafter referred to collectively as the "Reporting Persons"):

         (1) Interactive Technology Holdings, L.L.C., a Delaware limited liability company ("Interactive")

         (2)      QK Holdings, Inc., a Delaware corporation ("QK")

         (3)      Comcast Corporation, a Pennsylvania corporation ("Comcast")

         (4)      QVC, Inc., a Delaware corporation ("QVC")

         (5) Comcast Programming Holdings, Inc., a Delaware corporation ("Holdings")

         (6)      Comcast QVC, Inc., a Delaware corporation

         QK is the managing member of Interactive and has a 70% interest in the profits of Interactive. QK is a wholly owned subsidiary of QVC. Comcast through its subsidiaries has a 30% interest in the profits of Interactive. Comcast QVC, Inc. holds a majority of the voting shares of QVC. Comcast QVC, Inc. is a wholly owned subsidiary of Holdings. Holdings is a wholly owned subsidiary of Comcast.

         Sural Corporation, a Delaware corporation ("Sural"), is the beneficial owner of shares of Comcast Class A Common Stock and of all outstanding shares of Comcast Class B Common Stock, each share of which is entitled to 15 votes and is convertible on a share-for-share basis into Comcast Class A Common Stock or Comcast Class A Special Common Stock. As of December 31, 1999, the shares of common stock of Comcast owned by Sural constituted a majority of the voting power of the two classes of Comcast's voting common stock combined. The principal business office of Sural is located at 1201 N. Market Street, Suite 1405, Wilmington, Delaware 19801.

         Brian L. Roberts has sole voting power over stock representing a majority of voting power of all Sural stock. Pursuant to Rule 13d-3, Brian L. Roberts may be deemed to be the beneficial owner of the Comcast Class A Common Stock and the Comcast Class B Common Stock owned by Sural. The principal business office of Brian L. Roberts is 1500 Market Street, Philadelphia, Pennsylvania 19102.

         Interactive is engaged primarily in the business of seeking and making investments related to the business in which QVC is engaged. The current principal business office of Interactive is located c/o Connolly Bove Lodge & Hutz LLP, 1220 Market Street, P.O. Box 2207, Wilmington, Delaware 19899.

         QK is a holding company. The principal business office of QK is located c/o Connolly Bove Lodge & Hutz LLP, 1220 Market Street, P.O. Box 2207, Wilmington, Delaware 19899.

         Comcast is principally involved in three lines of business: (1) cable, through the development, management and operation of broadband communications networks, (2) commerce, through QVC, its electronic retailing subsidiary, and
(3) content, through its consolidated subsidiaries Comcast-Spectator, Comcast SportsNet and E! Entertainment Television and through its other programming investments, including the Golf Channel, Speedvision and Outdoor Life. The principal business office of Comcast is located at 1500 Market Street, Philadelphia, Pennsylvania 19102.

         QVC is principally engaged in the retailing of general merchandise through electronic media by producing and distributing merchandise-focused television programs, via satellite, to affiliated video program distributors for retransmission to subscribers. The principal business office of QVC is located at Studio Park, 1200 Wilson Drive, West Chester, Pennsylvania, 19380.

         Holdings and Comcast QVC, Inc. are holding companies. The principal business office of Holdings and Comcast QVC, Inc. is located at 1201 N. Market Street, Suite 1405, Wilmington, Delaware 19801.

         Information concerning the executive officers and directors of the Reporting Persons is set forth in Exhibit 99.1 of this statement. Each of such executive officers and directors is a citizen of the United States, unless otherwise noted in Exhibit 99.1. None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Exhibit 99.1 to this statement has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate consideration to be paid by Interactive to the Company for the shares of Common Stock and warrants to purchase Common Stock purchased or to be purchased by Interactive as reported herein is $41,312,500. The aggregate consideration of $14,872,500 paid by Interactive to the Company for the Common Stock and warrants to purchase Common Stock of the Company purchased by Interactive at the First Closing (defined below) was funded with a capital contribution of $4,461,750 from working capital of Comcast and a capital contribution of $10,410,750 from working capital of QVC. The aggregate consideration of $26,440,000 to be paid by Interactive to the Company for the Common Stock and warrants to purchase Common Stock to be purchased at the Second Closing is expected to be funded with working capital of Interactive, a capital contribution from working capital of Comcast and a capital contribution from working capital of QVC.


Item 4.  Purpose of Transaction.

         Pursuant to the Stock and Warrant Purchase Agreement, dated as of September 13, 2000 (the "Purchase Agreement"), between the Company and Interactive, Interactive agreed to purchase (1) 5,000,000 shares of Common Stock from the Company at a purchase price of $8.15 per share, (2) warrants to purchase an aggregate of 2,500,000 shares of Common Stock at an exercise price of $10.00 per share, for a purchase price of $0.125 per warrant and (3) warrants to purchase an aggregate of 2,000,000 shares of Common Stock at an exercise price of $8.15 per share, for a purchase price of $0.125 per warrant.

         At the first closing under the Purchase Agreement held on September 13, 2000 ("First Closing"), Interactive acquired (1) 1,800,000 shares of Common Stock at a purchase price of $8.15 per share, (2) warrants to purchase 900,000 shares of Common Stock at an exercise price of $10.00 per share and (3) warrants to purchase 720,000 shares of Common Stock at an exercise price of $8.15 per share.

         The Purchase Agreement provides for a second closing (the "Second Closing") on the later to occur of (1) the first business day following the date on which the conditions to the Second Closing set forth in the Purchase Agreement have been satisfied or waived or (2) such other date as is mutually agreed to by the Company and Interactive. At the Second Closing, Interactive will acquire an additional (1) 3,200,000 shares of Common Stock of the Company at a purchase price of $8.15 per share, (2) warrants to purchase 1,600,000 shares of Common Stock at an exercise price of $10.00 per share, and (3) warrants to purchase 1,280,000 shares of Common Stock at an exercise price of $8.15 per share.

         The Purchase Agreement provides, among other things, that the Purchaser will have the right (1) (a) for so long as the Purchaser Group (as defined below) collectively owns or has the right to acquire 50% or more of the Common Stock held immediately after the First Closing or the Second Closing, as the case may be, to designate two members of the Company's Board of Directors, and
(b) for so long as the Purchaser Group collectively owns or has the right to acquire 10% or more of the Common Stock held immediately after the First Closing or the Second Closing, as the case may be, to designate one member of the Company's board of directors; (2) for so long as the Purchaser Group collectively owns or has the right to acquire 35% or more of the Common Stock held immediately after the consummation of the First Closing or the Second Closing, as the case may be, to have one member of each committee of the Company's board of directors be a designee of Interactive, and (3) for so long as the Purchaser Group collectively owns or has the right to acquire 10% or more of the Common Stock held immediately after the consummation of the First Closing or Second Closing, as the case may be, to designate one representative to attend, in a non-voting capacity, all meetings of the Company's board of directors and any committee of the board of directors if no director designated by Interactive is serving as a director and Interactive waives its right to designate another person to fill that position on the board of directors. The term "Purchaser Group" includes Interactive and any entity that directly or indirectly controls, is controlled by or is under common control with Interactive, including but not limited to Comcast and QVC. In the Purchase Agreement, the Company also granted Interactive the option to participate, on a proportionate basis, in future issuances of equity securities of the Company.

         Subject to the provisions of the Purchase Agreement, Interactive may sell, transfer, assign or pledge all or any part of the shares which it acquires pursuant to the Purchase Agreement to any member of the Purchaser Group. Interactive has no present plans to make such a transfer.

         Interactive is also party to a second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, among the Company, SOFTBANK (as defined below) and TMCT Ventures, L.P. which grants Interactive demand and incidental registration rights with respect to the Common Stock, including shares underlying the warrants for Common Stock purchased pursuant to the Purchase Agreement.

         Coincident with the execution and delivery of the Purchase Agreement, Michael G. Rubin ("Rubin"), a principal stockholder of the Company holding, to the best knowledge of the Reporting Persons, 8,025,046 shares of Common Stock, or 31.9% of the shares of Common Stock outstanding, entered into a voting agreement, dated as of September 13, 2000 (the "Rubin Voting Agreement"), with Interactive, pursuant to which Rubin agreed that at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, Rubin will vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by him (1) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement; and (2) except as otherwise agreed to in writing in advance by Interactive, against the following actions: (A) a dissolution of the Company, or
(B) any material change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws, in each case, which is intended, or could reasonably be expected, to impede, delay or adversely affect the transactions contemplated by the Purchase Agreement. Rubin has agreed to vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by him in favor of election to the board of directors of directors entitled to be designated by Interactive pursuant to the Purchase Agreement and which have been identified by Interactive as nominees for such purpose. Interactive has agreed to vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by it in favor of election to the board of directors of the Continuing Directors. The term "Continuing Directors" is defined to include Rubin, Jeffrey Rayport and Harvey Lamm and any other director (1) chosen to fill any vacancy created by any of them or any successor to any of them ceasing to be a director, and (2) recommended for appointment or election by a majority of the Continuing Directors then on the board of directors.

         In the Rubin Voting Agreement, Rubin agreed not to take any action to remove, with or without cause, any director of the Company designated by Interactive. Notwithstanding the foregoing, Interactive has the right, at all times, to remove, with or without cause, any or all of the directors designated by it. Pursuant to the Rubin Voting Agreement, Interactive has agreed not to take any action to remove, with or without cause, any Continuing Director. If a vacancy is created on the board of directors, Rubin and Interactive agreed, to the extent they have the power to do so, to call a special meeting or execute a written consent of stockholders in lieu of meeting and vote their shares as described above. In addition, in the Rubin Voting Agreement, Interactive and Rubin agreed they would take no action to change the size of the board of directors from nine members without the prior written consent of the other party.

         Pursuant to the Rubin Voting Agreement, Rubin agreed to refrain from entering into any agreement or understanding with any person or entity, the effect of which would be inconsistent with or violative of the provisions and agreements contained in the Purchase Agreement and/or the Rubin Voting Agreement and he agreed to deliver to Interactive if requested, an irrevocable proxy to vote all of the shares of Common Stock beneficially owned by him, together with any shares acquired by him in any capacity after September 13, 2000, in the manner and with respect to the matters set forth in the Rubin Voting Agreement. The rights and obligations of Rubin and Interactive under the Rubin Voting Agreement will terminate upon the earlier of (1) the date when Interactive no longer has a right to designate directors pursuant to the Purchase Agreement, or
(2) the date when Rubin no longer owns any Common Stock or voting securities of the Company. The provisions of the Rubin Voting Agreement are binding upon the successor and assigns of each of the parties, provided that the Rubin Voting Agreement is only binding upon (1) Interactive's transferee or transferees if its transferee or transferees are members of the Purchaser Group, and (2) Rubin's transferee or transferees if his transferee or transferees are required to become bound pursuant to certain provisions of the Rubin Voting Agreement.

         Coincident with the execution and delivery of the Purchase Agreement, Interactive also entered into a voting agreement, dated as of September 13, 2000 (the "SOFTBANK Voting Agreement") with SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (together, "SOFTBANK") similar to the Rubin Voting Agreement described above. SOFTBANK, to the best knowledge of the Reporting Persons, holds an aggregate of 9,903,850 shares of Common Stock or 39.4% of the shares of Common Stock outstanding (as calculated pursuant to Rule 13d-3). Pursuant to the SOFTBANK Voting Agreement, SOFTBANK agreed that they will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by them (1) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement and/or the SOFTBANK Voting Agreement; and (2) except as otherwise agreed to in writing in advance by either party, against the following actions: (A) a dissolution of the Company, or (B) any material change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws, in each case, which is intended, or could reasonably be expected, to impede, delay or adversely affect the transactions contemplated by the Purchase Agreement and/or the SOFTBANK Voting Agreement.

         Pursuant to the SOFTBANK Voting agreement, SOFTBANK and Interactive agreed to vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by them in favor of election to the board of directors of the Company of the directors which either are entitled to designate and which have been identified by Interactive and/or SOFTBANK, as applicable, as nominees for such purpose. If a vacancy is created on the board of directors, SOFTBANK and Interactive agreed, to the extent they have the power to do so, to call a special meeting or execute a written consent of stockholders in lieu of meeting and vote their shares in a manner consistent with the board composition requirements provided for in the Purchase Agreement and the Purchase Agreement, dated April 24, 2000, between the Company and SOFTBANK. In addition, Interactive and SOFTBANK agreed they would take no action to change the size of the board of directors from nine members without the prior written consent of the other party.

         Coincident with the First Closing, the Company amended its by-laws to set the number of directors at nine and to provide that the number of directors may not be changed without the approval of a majority of the board of directors, which majority must include Rubin (for so long as he is a member of the board of directors) and at least one director designated by each of Interactive and SOFTBANK (for so long as each has a right to appoint at least one member to the board of directors).

         Other than as described herein, the Reporting Persons have no present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (4) any change in the present board management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (5) any material change in the present capitalization or dividend policy of the Company;
(6) any other material change in the Company's business or corporate structure;
(7) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (8) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (10) any action similar to those enumerated above (collectively, the "Specified Actions"). However, the Reporting Persons intend to evaluate the proposed investment in the Company on an ongoing basis, and, depending on their evaluation of the business and prospects of the Company and other factors that they may deem relevant, the Reporting Persons may determine to dispose of the securities of the Company or their contractual rights to acquire such securities, acquire additional securities of the Company or take other actions if market conditions or other business considerations, in the judgment of the Reporting Persons, warrant. Such additional acquisitions or dispositions may be effected through open market purchases or sales, privately negotiated transactions, tender offers to existing holders or direct negotiation with the Company. Such further acquisitions, dispositions or other actions may or may not result in the Specified Actions.

         All of the foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement, the Rubin Voting Agreement and the SOFTBANK Voting Agreement are qualified in their entirety by the full text of such agreements which are incorporated herein by reference.

Item 5.  Interest in Securities of the Company.

         Based upon information represented by the Company in the Purchase Agreement, as of September 8, 2000, there were 21,705,680 shares of Common Stock outstanding. As of the date of filing of this statement, and assuming exercise of all warrants for Common Stock of which Interactive has beneficial ownership, under Rule 13d-3, Interactive has dispositive power over 3,420,000 shares of Common Stock constituting approximately 13.6% of the outstanding shares of Common Stock. By virtue of the relationship among the Reporting Persons (see
Item 2), the Reporting Persons may be deemed to have shared voting and dispositive power of the shares of Common Stock of the Company beneficially owned by Interactive.

         None of the Reporting Persons and to the best knowledge of the Reporting Persons, none of the persons named on Exhibit 99.1 of this statement has effected any transactions in the Company's securities in the last 60 days other than those transactions described above.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

         Interactive entered into the Purchase Agreement, the Registration Rights Agreement, the Rubin Voting Agreement and the SOFTBANK Voting Agreement as described in Item 4.

         Except as described in this statement, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named on
Exhibit 99.1 attached hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material Filed as Exhibits.

         1. Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, L.L.C. and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         2. Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages Therein (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         3. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, L.L.C. and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         4. Voting Agreement dated as of September 13, 2000 between Interactive Technology Holdings, L.L.C. and SOFTBANK Capital Partners L.P., and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         5. Joint Filing Agreement, dated as of September 22, 2000, by and among the Reporting Persons.

         6. Executive Officers and Directors of the Reporting Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated  September 22, 2000


INTERACTIVE TECHNOLOGY HOLDINGS, L.L.C.
By QK Holdings, Inc., its Managing Member

By:      /s/ Kevin Else
    --------------------------------------------------
      Name:   Kevin Else
      Title:  President of QK Holdings, Inc.


QK HOLDINGS, INC.

By:      /s/ Kevin Else
    --------------------------------------------------
    Name:   Kevin Else
    Title:  President of QK Holdings, Inc.


COMCAST CORPORATION


By:      /s/ Arthur R. Block
    --------------------------------------------------
    Name:   Arthur R. Block
    Title:  Senior Vice President


QVC, INC.

By:      /s/ Neal S. Grabell
    --------------------------------------------------
    Name:   Neal S. Grabell
    Title:  General Counsel

Comcast Programming Holdings, Inc., a Delaware corporation


By:      /s/ Rosemarie S. Teta
    --------------------------------------------------
     Name:   Rosemarie S. Teta
     Title:  Vice President

Comcast QVC, Inc., a Delaware corporation


By:      /s/ Rosemarie S. Teta
    --------------------------------------------------
     Name:   Rosemarie S. Teta
     Title:  Vice President

                                Index to Exhibits

         10.1. Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, L.L.C. and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         10.2. Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages Therein (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.3. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, L.L.C. and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.4. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, L.L.C. and SOFTBANK Capital Partners L.P., and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.5. Joint Filing Agreement, dated as of September 22, 2000, by and among the Reporting Persons.

         99.1.    Executive Officers and Directors of the Reporting Persons.